Filed Pursuant to Rule 433

Registration Statement 333-159466

Issuer Free Writing Prospectus

Relating to Registration Statement Filed on May 22, 2009

American Bar Association Members/State Street Collective Trust

IMPORTANT NOTICE CONCERNING YOUR RIGHTS UNDER THE PLAN

(the “Plan”) IN WHICH YOU PARTICIPATE THROUGH THE ABA RETIREMENT FUNDS PROGRAM

June 1, 2009

This notice is to inform you that the ABA Retirement Funds will be establishing a new investment structure by terminating five of the current investment options, closing one of the investment options and introducing six new investment options. It is expected that these changes will occur on July 6, 2009.

Blackout Period

As a result of these changes, you temporarily will be unable to make contributions or loan repayments to your account, reallocate or rebalance your existing account by transferring amounts among investment options, change your investment elections for future contributions, or receive a loan, hardship withdrawal, in-service withdrawal or other distribution from your account. This period, during which you will be unable to exercise these rights otherwise available under your Plan, is called a “blackout period.” Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

The blackout period for the Plan is expected to begin at 4:01 p.m. Eastern Time on July 1, 2009 and end at 4:01 p.m. Eastern Time on July 2, 2009. The U.S. stock markets will then be closed on Friday, July 3, 2009 in observance of Independence Day and will reopen at 8:00 a.m. Eastern Time on July 6, 2009. As usual, no Program transactions, including investment changes, can be processed when the U.S. stock markets are closed. You can determine whether the blackout period has started by logging on to your account through the ABA Retirement Funds Web site at www.abaretirement.com (see Participant Log-In) or by calling the Participant Services Line at (800) 348-2272.

During the blackout period, you will be unable to direct or diversify the assets in your account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period.

For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments.

If you maintain a Self-Managed Brokerage Account (SMBA) through the Plan, you will be able to conduct trades in your SMBA on any business day during the blackout period, i.e., July 2, 2009, but will not be able to transfer assets from your SMBA to the core funds, or from the core funds to your SMBA, on that date.

If you have any questions concerning this notice, you should contact the ABA Retirement Funds program (the Program) at P.O. Box 5142, Boston, Massachusetts 02206-5142 or (800) 348-2272.

EFFECT ON EXISTING INVESTMENTS

This section only applies to participants who have existing assets invested in one of the five funds being terminated.

There are five funds being terminated: the Large-Cap Value Equity Fund, the Large-Cap Growth Equity Fund, the Mid-Cap Value Equity Fund, the Mid-Cap Growth Equity Fund and the Small-Cap Equity Fund. You may reallocate any portion of your Plan account currently invested in these terminating funds to other existing Program investment options any time up to 4:00 p.m. Eastern Time on July 1, 2009. If you do not do so, any assets remaining in each of these terminating funds as of such time will be reallocated or “mapped” into new investment options that are being introduced on July 6, 2009 as follows:

Terminating Fund		New Fund
Large-Cap Value Equity Fund	100% mapped to:	Large Cap Equity Fund
Large-Cap Growth Equity Fund	100% mapped to:	Large Cap Equity Fund

Mid-Cap Value Equity Fund	100% mapped to:	Small-Mid Cap Equity Fund
Mid-Cap Growth Equity Fund	100% mapped to:	Small-Mid Cap Equity Fund
Small-Cap Equity Fund	100% mapped to:	Small-Mid Cap Equity Fund

For example:

Dana has an account balance of $10,000, consisting of $2,000 invested in each of the five funds being terminated. If Dana does not reallocate the assets she has invested in these terminating funds by 4:00 p.m. Eastern Time on July 1, 2009, these assets will be reallocated or “mapped” so that they are invested, as of July 6, 2009, in the new funds being introduced on that date as follows:

Dana’s Accounts - Old Structure	Dana’s Accounts – New Structure
$2,000 Large-Cap Value Equity Fund	$2,000 Large Cap Equity Fund
$2,000 Large-Cap Growth Equity Fund	$2,000 Large Cap Equity Fund
$2,000 Mid-Cap Value Equity Fund	$2,000 Small-Mid Cap Equity Fund
$2,000 Mid-Cap Growth Equity Fund	$2,000 Small-Mid Cap Equity Fund
$2,000 Small-Cap Equity Fund	$2,000 Small-Mid Cap Equity Fund

DESCRIPTION AND COMPARISON OF FUNDS INVOLVED IN MAPPING

The Large-Cap Value Equity Fund and Large-Cap Growth Equity Fund will be replaced by a new large cap equity fund, the Large Cap Equity Fund, and the Mid-Cap Value Equity Fund, Mid-Cap Growth Equity Fund and Small-Cap Equity Fund will be replaced by a new small-mid cap equity fund, the Small-Mid Cap Equity Fund. The Program has determined that the characteristics, including characteristics relating to risk and rate of return, of the Large Cap Equity Fund and the Small-Mid Cap Equity Fund are reasonably similar to the funds each is replacing. A comparison of the funds being terminated and the new replacement funds in the enhanced investment structure is as follows:

Terminating Fund	Replacement Fund under Enhanced Investment Structure
Large-Cap Value Equity Fund—invests primarily in equity securities of larger companies believed to be attractively priced relative to their future earnings power, with the objective of achieving long-term growth of capital and dividend income. Larger-capitalization companies, for purposes of management of this Fund, are considered those with market capitalizations of greater than $1 billion.	Large Cap Equity Fund - invests primarily in equity securities of large capitalization companies with the objective of achieving long-term growth of capital. Any income received is incidental to this objective. Large capitalization companies are considered those with a market capitalization of greater than $1 billion.

Large-Cap Growth Equity Fund—invests primarily in equity securities issued by large, well-established companies, with the primary objective of achieving long-term growth of capital and the secondary objective of realizing dividend income. Larger-capitalization companies, for purposes of management of this Fund, are considered those with market capitalizations of greater than $1 billion.

Mid-Cap Value Equity Fund—invests primarily in equity securities of medium-sized companies believed to be attractively priced relative to their future earnings power, with the objective of achieving long-term growth of capital. Mid-capitalization companies, for purposes of management of this Fund, are considered those with market capitalizations of between $1 billion and $12 billion.	Small-Mid Cap Equity Fund - invests primarily in equity securities of small and medium capitalization companies with the objective of achieving long-term growth of capital. Any income received is incidental to this objective. Small and mid capitalization companies are considered those with market capitalization between $100 million and $20 billion.

Mid-Cap Growth Equity Fund—invests primarily in equity securities issued by medium-sized companies, with the objective of achieving long-term growth of capital. Mid-capitalization companies, for purposes of management of this Fund, are considered those with market capitalizations of between $1 billion and $12 billion.

Small-Cap Equity Fund—invests primarily in equity securities issued by smaller capitalization companies believed to have a strong potential for appreciation, with the objective of maximizing long-term growth of capital. Smaller-capitalization companies, for purposes of management of this Fund, are considered those with market capitalizations of $2.5 billion or less.

This section only applies to participants who have existing assets invested in the Balanced Fund.

The Balanced Fund is being closed to new investments as of 4:01 p.m. Eastern Time on July 1, 2009 and will no longer accept transfers, contributions or loan repayments as of such time. Assets will not be mapped out of the Balanced Fund; however, participants will have the ability to request a transfer out of the fund at any time before 4:00 p.m. Eastern Time on July 1, 2009 and then again any time after the U.S. stock markets reopen on July 6, 2009.

EFFECT ON FUTURE CONTRIBUTIONS

This section only applies to participants who have elected to invest future contributions in one or more of the five funds being terminated or in the Balanced Fund, which is being closed to new investment.

You should change your investment elections for future contributions before 4:00 p.m. Eastern Time on July 1, 2009. Any contributions or loan repayments made on or after such time which are to be invested in the terminating funds or the Balanced Fund pursuant to your investment election will be invested in the default investment option selected by your Plan sponsor in the Plan’s adoption agreement.*

For example:

If Dana has elected that future contributions be invested in one or more of the five funds being terminated or the Balanced Fund, and has not previously changed her investment elections for future contributions before 4:00 p.m. Eastern Time on July 1, 2009, then her future contributions and loan repayments targeted for the funds being terminated and the Balanced Fund will be invested 100% in the default investment option chosen by her Plan sponsor in the Plan’s adoption agreement.

*Note: If your Plan sponsor has chosen in the Plan’s adoption agreement as its default investment option one of the five funds being terminated and has not made a new default investment option election before 4:00 p.m. Eastern Time on July 1, 2009, then your contributions and loan repayments made on and after such time will be invested 100% in the fund replacing the terminated fund, as shown above under the heading “EFFECT ON EXISTING INVESTMENTS.” If your Plan sponsor has chosen in the Plan’s adoption agreement as its default investment option the Balanced Fund and has not made a new default investment option election before 4:00 p.m. Eastern Time on July 1, 2009, then your contributions and loan repayments made on and after such time will be invested 100% in the Moderate Risk Fund, a new fund being added as of July 6, 2009.

Additional information regarding the default investment option that applies to you may be obtained from your Plan sponsor.

For your convenience, we are enclosing a Change of Investment Elections form you can use to change the investment of your future contributions and loan repayments as of July 6, 2009. Because the new funds will not be effective until this date, we cannot accept instructions to invest future contributions and loan repayments into these new funds prior to July 6, 2009. If you wish to use this form to request that future contributions and loan repayments be invested in one or more of the new funds, you may do so now and we will hold your request and process it on July 6, 2009.** However, if you wish to change your investment elections to one or more of the continuing funds, you may do so at any time before 4:00 p.m. Eastern Time on July 1, 2009 and on and after July 6, 2009. To access your account online, visit our Web site at www.abaretirement.com and click on “Participant Log-In.” To use our Voice Response Unit or speak with a Participant Services Representative, call our Participant Services Line at (800) 348-2272.

**Making a request now to invest future contributions and loan repayments in one or more of the new funds can only be made via the Change of Investment Elections form that is enclosed. You may mail the form to the Program now, but it will not be processed until July 6, 2009. You may not use our Web site or Participant Services Line to invest existing assets or future contributions into a new fund until July 6, 2009 or thereafter.

Summary

You may change the investment of your existing account balance and/or future contributions invested in the funds being terminated and the Balanced Fund any time before 4:00 p.m. Eastern Time on July 1, 2009. If you do not make a change, your existing account balance will be “mapped” as described above and future contributions and loan repayments will be invested in the Plan’s default investment option (or the new replacement fund or Moderate Risk Fund, as explained in the note under the heading “EFFECT ON FUTURE CONTRIBUTIONS”). As part of your overall responsibility for directing your investments under the Program, you remain responsible for the ongoing investment of your account and future contributions after the mapping change occurs.

The Program’s new investment structure is described in the preliminary prospectus for the ABA Retirement Funds filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2009. The preliminary prospectus is available from your Plan sponsor. You should carefully review the preliminary prospectus before you make any elections. Also, because decisions such as these impact your long-term retirement planning, investment advice from ING Investment Advisors, LLC (powered by Financial Engines™) is available to assist you in determining how to reallocate your retirement account assets. You can access the online advisor by logging on to your account and choosing “ING Advisor Service” from the drop-down menu under “Resource Center.” In addition, the ING Advisor Service Professional Account Manager is available to provide one-on-one personal investment advice for a monthly fee. Please feel free to call (800) 348-2272 and ask to speak with an Investment Advisor through the ING Advisor Service. Advice on the new funds will be available when the new investment structure takes effect.

Our Participant Services Representatives will be happy to answer any questions you have regarding this notice at (800) 348-2272, Monday through Friday from 8:00 a.m. to 8:00 p.m., Eastern Time.

The new fund line-up is as follows:

Continuing funds:	New funds being added as of July 6, 2009:

Stable Asset Return Fund

Bond Core Plus Fund (currently known as the Intermediate Bond Fund)

International All Cap Equity Fund (currently known as the International Equity Fund)

Bond Index Fund

Large Cap Index Equity Fund

All Cap Index Equity Fund (currently known as the Index Equity Fund)

Mid Cap Index Equity Fund

Small Cap Index Equity Fund

International Index Equity Fund

Lifetime Income Retirement Date Fund

2010 Retirement Date Fund

2020 Retirement Date Fund

2030 Retirement Date Fund

2040 Retirement Date Fund

Large Cap Equity Fund Small-Mid Cap Equity Fund Real Asset Return Fund Conservative Risk Fund Moderate Risk Fund Aggressive Risk Fund

DESCRIPTION OF INVESTMENT OPTIONS UNDER THE ENHANCED INVESTMENT STRUCTURE

MANAGED FUNDS

STABLE ASSET RETURN FUNDSM invests primarily in high quality fixed income instruments and investment contracts issued by insurance companies, banks or other financial institutions, with the objective of providing current income consistent with preserving principal and maintaining liquidity.

BOND CORE PLUS FUND invests in debt securities of varying maturities with the objective of achieving a competitive total return from current income and capital appreciation.

LARGE CAP EQUITY FUND invests primarily in equity securities of large capitalization companies with the objective of achieving long-term growth of capital. Any income received is incidental to this objective. Large capitalization companies are considered those with a market capitalization of greater than $1 billion.

SMALL-MID CAP EQUITY FUND invests primarily in equity securities of small and medium capitalization companies with the objective of achieving long-term growth of capital. Any income received is incidental to this objective. Small and mid capitalization companies are considered those with market capitalization between $100 million and $20 billion.

INTERNATIONAL ALL CAP EQUITY FUND invests primarily in equity securities of issuers domiciled outside of the U.S. The Fund may invest in companies of any size located in a number of countries throughout the world.

INDEX FUNDS

BOND INDEX FUND invests in U.S. Government Obligations and U.S. dollar-denominated corporate debt securities, mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities with the objective of replicating the total rate of return of the Barclays Capital U.S. Aggregate Bond Index.

LARGE CAP INDEX EQUITY FUND invests in securities of U.S. companies included in the S&P 500 Index with the objective of replicating the total rate of return of the S&P 500 Index.

ALL CAP INDEX EQUITY FUND invests in common stocks included in the Russell 3000 Index with the objective of replicating the total rate of return of the Russell 3000 Index.

MID CAP INDEX EQUITY FUND invests in securities of U.S. companies included in the S&P MidCap 400 Index with the objective of replicating the total rate of return of the S&P 400 MidCap Index.

SMALL CAP INDEX EQUITY FUND invests in securities of U.S. companies included in the Russell 2000 Index with the objective of replicating the total rate of return of the Russell 2000 Index.

INTERNATIONAL INDEX EQUITY FUND invests in securities of non-U.S. companies included in the Morgan Stanley Capital International All-Country World Ex-U.S. Free Index, with the objective of replicating the total rate of return of such Index.

REAL ASSET RETURN FUND

REAL ASSET RETURN FUND invests in a diversified portfolio of primarily Treasury Inflation Protected Securities, or so-called TIPS, commodity futures and real estate investment trusts with the objective of achieving a total return in excess of inflation as measured by the Core Consumer Price Index (which excludes food and energy).

RETIREMENT DATE FUNDS

Assets contributed under the Program may also be invested in the RETIREMENT DATE FUNDS, a group of five balanced investment funds, each of which is designed to correspond to a particular time horizon to retirement. With the exception of the Lifetime Income Retirement Date Fund, which is designed for those currently retired, each Retirement Date Fund’s asset mix will, over time, become progressively more conservative as the specified target retirement date draws nearer. The Retirement Date Funds utilize a broad range of asset classes and an annual rebalancing process to provide diversification of returns and risks consistent with the stated time horizon to retirement.

The Lifetime Income Retirement Date Fund seeks to avoid significant loss of principal for investors who have reached or are beyond their retirement date and is comprised primarily of bonds and shorter-term high-quality debt instruments to provide stability and income. The 2010 Retirement Date Fund currently seeks to provide a blend of capital appreciation and stability of principal for participants planning to retire in or around the year 2010. The 2020 Retirement Date Fund currently seeks to provide long-term capital appreciation and more limited stability of principal for participants planning to retire in or around the year 2020. The 2030 Retirement Date Fund currently seeks to provide long-term capital appreciation for participants planning to retire in or around the year 2030 and is comprised mainly of stocks for higher growth potential. The 2040 Retirement Date Fund currently seeks to provide long-term capital appreciation for participants planning to retire in or around the year 2040 and is comprised mainly of stocks for maximum growth potential.

TARGET RISK FUNDS

Assets contributed under the Program may also be invested in TARGET RISK FUNDS, each of which is designed to represent risk and reward characteristics that reflect varying levels of investment risk such as conservative, moderate or aggressive. The Target Risk Funds invest in a combination of U.S. stocks, non-U.S. stocks, bonds and cash-equivalent investments, and each allocates its assets among these investments according to a fixed strategic asset allocation strategy.

The Conservative Risk Fund seeks to avoid significant loss of principal and is comprised primarily of bonds and shorter-term high-quality debt instruments to provide stability and income (although such Fund also has a not insignificant equity exposure). The Moderate Risk Fund seeks to provide long-term capital appreciation and more limited stability of principal for participants. The Aggressive Risk Fund seeks to provide long-term capital appreciation and is comprised mainly of stocks for maximum growth potential.

The American Bar Association Members/State Street Collective Trust (the “Collective Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Collective Trust has filed with the SEC for more complete information about the Collective Trust and this offering. You may obtain these documents at no charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy is also available from your Plan sponsor.